FILED PURSUANT TO GENERAL
                                                       INSTRUCTION II.L. OF
                                                       FORM F-10
                                                       FILE NO. 333-104275



                              PROSPECTUS SUPPLEMENT

            To Short Form Base Shelf Prospectus Dated August 4, 2003

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                              January 14, 2005
------------------
                                [GRAPHIC OMITTED]
                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes Due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.


The earnings  coverage of Axcan for the 12 months ended  September  30, 2004 was
7.3 to one in accordance with Canadian GAAP and 12.8 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any U.S. state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                         Page
                                         ----
PLAN OF DISTRIBUTION........................2
RECENT DEVELOPMENTS.........................2
EARNINGS COVERAGE..........................15
INCORPORATION BY REFERENCE.................16



Prospectus                               Page
----------                               ----

Trademarks..................................i
Forward-Looking Statements..................ii
Risk Factors................................1
Use of Proceeds.............................12
Capitalization..............................12
Dividend Policy.............................12
Earnings Coverage...........................13
Business....................................15
Description of Credit Agreement.............24
Description of Notes........................26
Certain Income Tax Considerations...........47


Description of Share Capital................55
Transfer Agent and Registrar................58
Plan of Distribution........................59
Legal Matters...............................62
Independent Auditors........................62
Purchasers' Statutory Rights................62
Incorporation by Reference..................63
Additional Information......................65
Certificate of Axcan........................C-1
Schedule "A"................................S-1


This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the
"Second  Supplement"),  the prospectus  supplement  dated December 17, 2003 (the
"Third Supplement"), the prospectus supplement dated January 30, 2004 (the "Fourth Supplement"), the prospectus supplement dated March 8, 2004 (the "Fifth Supplement"), the prospectus supplement dated April 20, 2004 (the "Sixth Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.


Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement, the Sixth Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement, the Sixth Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.


Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.


                         -------------------------------

Plan of Distribution


The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.


Recent Developments

Research and Development Program


Phase III Clinical Trials on ITAX


Axcan announced on May 13, 2004 that it has obtained the approval of the Therapeutic Products Directorate ("TPD") of Health Canada and Investigational New Drug ("IND") clearance from the Gastro-intestinal division of the Food and Drug Administration ("FDA"), required to initiate Phase III clinical trials to demonstrate safety and efficacy of ITAX (itopride hydrochloride) in the treatment of functional dyspepsia.


ITAX is a patented oral gastroprokinetic drug with antiemetic properties for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. If approved, it would represent an attractive alternative treatment strategy for patients with functional dyspepsia.


Functional dyspepsia, a disorder of the upper gastrointestinal tract, affects up to 25% of the North American population annually and accounts for up to 5% of all visits to primary care physicians (Talley et al Gastroenterology 1992:102;1259-1268).


Two Phase III studies were commenced during the third quarter of fiscal 2004 and enrolment of patients is expected to be completed by the end of the second quarter of fiscal 2005. If there are positive outcomes from the studies, Axcan intends to submit an application for New Drug Approval ("NDA") in the United States and to make a New Drug Submission ("NDS") in Canada for the treatment of functional dyspepsia in the early part of 2006, and expects to launch ITAX in first half of fiscal 2007. These two Phase III studies involve a total of 1,000 patients. Each study will assess the efficacy of ITAX 100 mg tablets in the treatment of functional dyspepsia. Functional dyspepsia is a diagnosis of exclusion (diagnosis made by excluding those diseases to which only some of the patient's symptoms might belong, leaving one disease as the most likely diagnosis). The primary efficacy endpoint will be the assessment of abdominal symptom relief. The secondary endpoint will assess changes in the quality of life of patients undergoing ITAX or placebo therapy. In order to evaluate the safety of ITAX, Axcan will monitor adverse drug reactions and conduct standard laboratory measurements. In addition, Axcan intends to include repeated 12 lead electrocardiograms as part of its Phase III protocols in order to confirm the absence of cardiac adverse events, as already observed in the ITAX Phase I and Phase II studies.


Positive Phase II Efficacy and Safety Results for ITAX


Axcan announced on or about May 20, 2004 positive efficacy and safety results of a Phase II study for ITAX, concluding that ITAX was significantly better than a placebo for symptom-control in patients with functional dyspepsia after four and eight weeks, with no cardiac toxicity observed in the study group.


The Phase II dose response study conducted had two objectives: confirm the safety and efficacy of ITAX in a Caucasian population and select the appropriate dose of ITAX for use in pivotal Phase III studies. The study used a double-blind placebo controlled design comparing tablets containing 50, 100 and 200 mg of ITAX administered three times a day to matching placebo tablets. The study involved 554 patients with functional non-ulcer dyspepsia or functional dyspepsia, 424 that were included in the study analysis. The study endpoints were: change in the overall severity of the patients' functional dyspepsia as measured by the Leeds Dyspepsia Questionnaire ("LDQ"); and a global assessment at week eight to determine whether the patients were symptom free or markedly improved with respect to the two most important symptoms of functional dyspepsia (severity of upper abdominal pain and severity of excessive feeling of fullness after eating). Treatment with ITAX in all groups resulted in statistically significant improvement of the LDQ score. 46.6% of patients treated with placebo were symptom-free or markedly improved compared to 60.8%, 63.2% and 71.4% of patients treated with Itopride (ITAX) at doses of 50, 100 and 200 mg three times daily, respectively. The pain and fullness response was significantly better in the Itopride groups (77.3% for 50 mg; 78.9% for 100 mg and 76.2% for 200 mg) in comparison to 63.6% in the placebo group.


In order to evaluate the cardiac safety of ITAX in the Phase II study described above, resting 12-lead standard electrocardiograms were recorded at the screening visit, at visit two (four weeks after beginning of the treatment phase) and at visit four (eight weeks after beginning of the treatment phase). Results of the study confirmed that no cardiac side effects occurred and no association between treatment with Itopride and QT interval (the interval in a normal sinus wave as measured by a normal 12-lead ECG) prolongation was found.


High Dose Safety Study on ITAX


Axcan announced on December 15, 2004 positive cardiac safety results of a high dose (supratherapeutic) study for ITAX. In this study, ITAX had no clinically relevant effects on heart rate, cardiac conduction and cardiac repolarization.


The Electrocardiogram ("ECG") trial was intended to determine the cardiotoxicity potential of Itopride (ITAX). The study used a single-site, randomized, placebo and positive controlled, parallel designed, steady state (five days), multiple dose trial. The study involved 162 healthy male and female volunteers aged 18-45 years. Itopride at 100 mg three-times-a-day and at a supratherapeutic dose of 400 mg three-times-a-day was compared to placebo and moxifloxacin, an antibiotic that produces a 5-10 miliseconds effect on cardiac repolarization as defined by changes in the individually corrected QT interval (QTcI).


The study confirmed an expected 8 ms placebo-corrected QTc prolongation in the moxifloxacin group. Conversely, Itopride, at clinical and supratherapeutic doses showed a 1 and 2 ms placebo corrected change and 2 and 3 ms using the maximum QTcI duration derived by taking the longest interval at any time point in each subject. Therefore, the variation in QTc for the Itopride groups was well within the 5 ms safety margin considered by experts as having no impact on cardiac safety. (Draft Guidelines on Clinical Evaluation of QT interval prolongation -2002- FDA web-site). Thus, there were no clinically relevant effects of Itopride on heart rate, cardiac conduction (PR and QRS duration) or cardiac repolarization (QTcI). In light of these results in healthy volunteers, Itopride does not appear to affect the QTc interval.


Other Research and Development Updates


CANASA / SALOFALK Rectal Gel


Axcan completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results are expected to be available in the first quarter of fiscal 2005. Assuming the results of the Phase III studies are positive, Axcan plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in the third quarter of fiscal 2006.

HEPENAX


L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. Axcan intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. Axcan intends to conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. Axcan initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies towards the end of fiscal 2006.


PHOTOFRIN


PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high mortality rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. It is anticipated that the proposed Phase III study will start in the first quarter of fiscal 2005.


NCX-1000


The FDA has accepted an Investigational New Drug Application ("IND") for NCX-1000, a patented, nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin during fiscal 2005.


Ursodiol Disulfate


Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors and the results indicated that this bile acid reduced formations of colorectal tumors, by 50% in a rat model. Axcan initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies. Ursodiol disulfate, which is unabsorbed when orally administered, is a patented derivative of ursodiol intended for prevention of recurrence of colorectal polyps. Also, Axcan intends to pursue the development of an intravenous ursodiol disulfate to be used in the domain of liver transplant.


NMK 150


Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product is being developed for the relief of pain in small duct chronic pancreatitis. Formulation development on NMK 150 has been completed and it is expected that NMK 150 will enter clinical development during calendar year 2005.


NMK 250


Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Axcan has been informed that Norax expects to complete the formulation work during the second quarter of fiscal 2005.

Product Approvals and Launches


Axcan Launches URSO Forte(TM) in the U.S.


Axcan announced on November 2, 2004 the launch of new URSO Forte(TM). This unique, 500 mg ursodiol tablet was approved by the FDA in July 2004 for the treatment of Primary Biliary Cirrhosis (PBC).


URSO Forte(TM), and its lower dose equivalent, URSO 250, are the only FDA-approved ursodiol products for the treatment of PBC. Also, they are the only ursodiol products proven to delay the progression of PBC, normalize liver function tests, and significantly improve transplant-free survival to the point that non-cirrhotic PBC patients will have a survival rate similar to that of the general population.


During  the   twelve-month   period  ended   August  31,  2004,   38.2%  of  all
gastrointestinal prescriptions for ursodiol in the United States were for URSO 250, making URSO 250 the most prescribed "branded" ursodiol in the U.S.


URSO Forte(TM) is intended to be distributed to major independent and retail pharmacies.


1-Gram Mesalamine Suppository Approved in the U.S. for the Treatment of Ulcerative Proctitis


Axcan announced on November 9, 2004 that it has received approval from the FDA for the use of a 1-gram mesalamine suppository dosage form, to be administered once-per-day, for the treatment of ulcerative proctitis.


The rectal mesalamine market is valued at approximately $80.0 million annually in the United States. According to IMS Health data published in August, 2004, approximately 55% of all U.S. gastrointestinal prescriptions for rectal mesalamine were written for CANASA 500 mg, making Axcan's CANASA 500 mg the most prescribed brand of rectal mesalamine in the U.S.


Axcan already markets a 1-gram rectal suppository in Canada under the brand name SALOFALK. This new product will be marketed in the U.S. under the brand name CANASA.


Pending Approvals


Salofalk 750 mg Tablets


Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Axcan filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004. Axcan expects approval in the first quarter of fiscal 2005 and expects to launch the product in Canada soon thereafter.


Helizide


Axcan is in the process of qualifying a manufacturer of biskalcitrate potassium (bismuth salt) a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission by the middle of calendar 2005. Assuming approval, Axcan expects to launch the product in the second half of fiscal 2006.


Fourth Quarter and Fiscal 2004 Results


Axcan announced on November 10, 2004 operating results for the fourth quarter and fiscal year ended September 30, 2004. For the quarter and the fiscal year ended September 30, 2004, Axcan reported revenue growth of 25% to $60.9 million and 36% to $243.6 million respectively compared to the same periods in fiscal 2003. Net income was $13.3 million, or $0.26 per share (fully diluted) and $48.7 million, or $0.98 per share (fully diluted) for the fourth quarter and fiscal year 2004 respectively. Fiscal 2004 net income represents a 46% increase over fiscal 2003 net income before takeover-bid expenses, acquired in-process research and related income taxes of $33.4 million (a non U.S. GAAP measure as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations".), and fiscal 2004 earnings per share (fully diluted) are 34% over fiscal year 2003 earnings per share (fully diluted) excluding takeover-bid expenses, acquired in-process research and related income taxes.


In fiscal 2004, the revenue increase primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line (as hereinafter defined) which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line also contributed to the increase.


Key sales figures for fiscal 2004 are as follows:

     o worldwide sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) remained relatively stable at $57.6 million compared to $57.9 million in fiscal 2003. PANZYTRAT, acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales in fiscal 2003 and $13.5 million in fiscal 2004;

     o worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 4% to $56.1 million. DELURSAN, which was acquired in the second quarter of fiscal 2003, accounted for $6.9 million of these sales in fiscal 2003 and $ 10.8 million in fiscal 2004;

     o sales of mesalamine (CANASA and SALOFALK) amounted to $50.3 million, a 92% increase from the prior year;

     o sales of the AVAX product line amounted to $41.8 million. The AVAX product line includes CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market;

     o sales of PHOTOFRIN and other products in North America amounted to $14.1 million, remaining stable compared to the prior year;

     o sales of other products in Europe, mainly LACTEOL and TAGAMET amounted to $23.7 million, a 14% decrease over the prior year. This decrease is mainly due to lower sales of TAGAMET following changes in the regulatory rules applicable to this product.


Management's Discussion and Analysis of Financial Condition and Results of Operations


This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto which are incorporated by reference into this Prospectus Supplement.


Overview


Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. Axcan seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at September 30, 2004, Axcan had one product pending approval, a new formulation for a product currently marketed in the United States. Axcan also has a number of other pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $60.9 million and operating income of $20.5 million for the three-month period ended September 30, 2004. For the year ended September 30, 2004, revenue was $243.6 million and operating income was $76.8 million.


Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $166.7 million (68.4% of total revenue) for the year ended September 30, 2004, compared to $113.9 million (63.6% of total revenue) for fiscal 2003. In Canada, revenue was $28.0 million (11.5% of total revenue) for the year ended September 30, 2004, compared to $20.6 million (11.5% of total revenue) for fiscal 2003. In Europe, revenue was$48.7 million (20.0 % of total revenue) for the year ended September 30, 2004, compared to $44.5 million (24.8 % of total revenue) for fiscal 2003.


Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.


Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.


Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.


Critical Accounting Policies


Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates


The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and charge-backs, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Axcan reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates.


Revenue Recognition


Revenue is recognized when the product is shipped to Axcan's customer, provided Axcan has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and charge-backs. In certain circumstances, returns or exchanges of products are allowed under Axcan's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.


Goodwill and Intangible Assets


Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, Axcan does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of Axcan's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value. Intangible assets with finite life are amortized over their estimated useful lives.


Research and Development Expenses


Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.


Acquisition of Products


On November 18, 2003, Axcan acquired the AVAX product line. The $145.0 million purchase price was paid out of Axcan's cash on hand.


On December 3, 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.


During a transition period, the seller in each of these acquisition transactions acts as selling agent for the management of these products. For the year ended September 30, 2004, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2004 were $7,667,940, Axcan only included in its revenue an amount of $4,685,673 representing the net sales less cost of goods sold and other seller related expenses.


Results of Operations


The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

                                                     For the         For the
                                                   three-month         year
                                                   period ended       ended
                                                   September 30    September 30
                                                  ------------------------------
                                                   2004    2003    2004    2003
                                                  -----  ------  ------  -------
                                                      %       %       %       %
Revenue                                           100.0   100.0   100.0   100.0
--------------------------------------------------------------------------------

Cost of goods sold                                 18.2    26.1    22.2    24.8
Selling and administrative expenses                30.2    34.9    31.4    35.2
Research and development expenses                  11.1     5.8     8.2     6.8
Acquired in-process research                         --    24.6      --     6.7
Depreciation and amortization                       6.8     4.2     6.7     4.5
--------------------------------------------------------------------------------
                                                   66.3    95.6    68.5    78.0
--------------------------------------------------------------------------------

Operating income                                   33.7     4.4    31.5    22.0
--------------------------------------------------------------------------------

Financial expenses                                  3.0     3.4     2.8     2.4
Interest income                                    (0.6)   (1.1)   (0.3)   (0.9)
Loss (gain) on foreign exchange                    (0.3)     --    (0.1)     --
Takeover-bid expenses                                --      --      --     2.1
--------------------------------------------------------------------------------
                                                    2.1     2.3     2.4     3.6
--------------------------------------------------------------------------------

Income before income taxes                         31.6     2.1    29.1    18.4
Income taxes                                        9.7     6.0     9.1     7.3
--------------------------------------------------------------------------------
Net income                                         21.9    (3.9)   20.0    11.1
================================================================================


Periods Ended September 30, 2004 Compared to Periods Ended September 30, 2003


Revenue


Revenue increased $12.2 million (25.1 %) to $60.9 million for the fourth quarter ended September 30, 2004 from $48.7 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2004, revenue was $243.6 million compared to $179.1 million for the preceding fiscal year, an increase of 36.0%. This increase in revenue primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line, which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisition of DELURSAN as well as the PANZYTRAT product line, also contributed to the increase.


Cost of Goods Sold


Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold decreased $1.6 million (12.6%) to $11.1 million for the quarter ended September 30, 2004 from $12.7 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended September 30, 2004 decreased as compared to the corresponding quarter of the preceding fiscal year from 26.1% to 18.2%. For the year ended September 30, 2004, cost of goods sold was $54.2 million (22.2 % of revenue) compared to $44.5 million (24.8% of revenue) for the preceding fiscal year. These decreases in the cost of goods sold as a percentage of revenue were due to the increase in sales of products with a higher margin in the United States and an improved margin in Europe.

Selling and administrative expenses


Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $1.4 million (8.2%) to $18.4 million for the quarter ended September 30, 2004 from $17.0 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2004, selling and administrative expenses increased $13.3 million (21.1%) to $ 76.4 million from $63.1 million for the preceding fiscal year. These increases are mainly due to an increase in our sales force as a result of the recent acquisition of additional product rights.


Research and development expenses


Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, as well as the salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research, research and development expenses increased $4.0 million (142.9 %) to $6.8 million for the quarter ended September 30, 2004 from $2.8 million for the corresponding quarter of the preceding fiscal year and $7.8 million (64.5%) to $19.9 million for the year ended September 30, 2004, from $12.1 million for the preceding fiscal year. These increases are mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.


Acquired In-process Research


The acquired in-process research of $12.0 million for the year ended September 30, 2003 was a result of the acquisition of an exclusive license for North America, the European Union and Latin America from Abbott to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liability. As this product had not reached technological feasibility and had no known alternative use, it was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.


Depreciation and Amortization


Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $2.1 million (100.0%) to $4.2 million for the quarter ended September 30, 2004 from $2.1 million for the corresponding quarter of the preceding fiscal year and $8.3 million (102.5%) to $16.4 million for the year ended September 30, 2004 from $8.1 million for the preceding fiscal year. These increases are mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET, which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.


Financial expenses


Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.1 million (5.9%) to $1.8 million for the quarter ended September 30, 2004 from $1.7 million for the corresponding quarter of the preceding fiscal year and increased $2.6 million (60.5%) to $6.9 million for the year ended September 30, 2004 from $4.3 million for the preceding fiscal year. The increase for the year ended September 30, 2004 is mainly due to Axcan recognizing a full year's worth of interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003 and the amortization of deferred debt issue expenses.

Takeover-bid Expenses


On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmacenticals Inc. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.


Income Taxes


Income taxes amounted to $5.9 million for the quarter ended September 30, 2004, compared to $2.9 million for the quarter ended September 30, 2003. Income taxes amounted to $22.3 million for the year ended September 30, 2004 compared to $13.0 million for the preceding fiscal year. The effective tax rates were 31.4% for the year ended September 30, 2004 and 39.5% for the year ended September 30, 2003. The acquired in-process research is deductible at a lower rate than most operating expenses. As discussed below under "Net Income", excluding acquired in-process research and takeover bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.


Net Income


Net income was $13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share, for the quarter ended September 30, 2004, compared to a net loss of $1.9 million or $0.04 of basic and diluted loss per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.0 million for the quarter ended September 30, 2003 to 45.6 million for the quarter ended September 30, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.7 million for the quarter ended September 30, 2003 to 55.2 million for the quarter ended September 30, 2004 because the shares issuable under the convertible subordinated notes are included because a trigger event giving holders the right to convert their notes occurred in each of the second, third and fourth quarter of this fiscal year as a result of the stock trading price exceeding 110% of the conversion price of the convertible notes.


Net income was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share, for the year ended September 30, 2004, compared to $19.9 million or $0.44 of both basic and diluted income per share for the preceding year.


Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover-bid expenses, acquired in-process research and related income taxes for the periods ended September 30, 2004 and 2003 were as follows:

                                                     For the         For the
                                                   three-month         year
                                                   period ended       ended
                                                   September 30    September 30
                                                  ------------------------------
                                                   2004    2003    2004    2003
                                                  -----  ------  ------  -------
                                                      $       $       $       $

Net income (loss) in accordance with
   U.S. GAAP                                     13,320  (1,904) 48,728  19,925
Plus: Takeover-bid expenses                          --      --      --   3,697
        Acquired in-process research                 --  12,000      --  12,000
Less: Related income taxes                           --    (982)     --  (2,272)
--------------------------------------------------------------------------------

Net income excluding takeover-bid expenses,
   acquired in-process research and related
   income taxes                                  13,320   9,114  48,728  33,350
================================================================================

Income per common share excluding takeover-bid
   expenses, acquired in-process research
   and related income taxes
        Basic                                      0.29    0.20    1.08    0.74
        Diluted                                    0.26    0.20    0.98    0.73


This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. and Canadian GAAP results of operations.


Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the quarter ended September 30, 2004 was $13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share compared to $9.1 million or $0.20 of basic and diluted income per share for the corresponding quarter of the preceding year.


Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2004 was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share compared to $33.4 million of net income or $0.74 of basic income per share and $0.73 of diluted income per share for the year ended September 30, 2003.


Canadian GAAP


The differences (in thousands of dollars) between U.S. and Canadian GAAP, which affect net income for the periods ended September 30, 2004 and 2003, are summarized in the following table:

                                                     For the         For the
                                                   three-month         year
                                                   period ended       ended
                                                   September 30    September 30
                                                  ------------------------------
                                                   2004    2003    2004    2003
                                                  -----  ------  ------  -------
                                                      $       $       $       $

Net income (loss) in accordance with U.S. GAAP   13,320  (1,904) 48,728  19,925

Implicit interest on convertible debt            (1,103) (1,008) (4,234) (2,292)
Acquired in-process research                         --  12,000      --  12,000
Amortization of new product acquisition costs       (14)    (14)    (54)    (54)
Income tax impact of the above adjustments            5    (977)     20    (962)
--------------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP    12,208   8,097  44,460  28,617
================================================================================


On March 5, 2003, Axcan closed an offering of $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, $24,238,899 was included in shareholders' equity as equity component of the convertible debt and $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2004, implicit interest in the amount of $4,233,768 ($2,292,478 in 2003) was recognized and added to the liability component.


Under Canadian GAAP, research and development expenses are stated net of related tax credits, which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.


Under U.S. GAAP, acquired in-process research is included in results of operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.


Liquidity and capital resources


Axcan's cash, cash equivalents and short-term investments decreased $133.0 million to $37.9 million at September 30, 2004 from $170.9 million at September 30, 2003. As of September 30, 2004, working capital was $87.7 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses.


Total assets increased $64.3 million (11.8%) to $609.6 million as of September 30, 2004 from $545.3 million as of September 30, 2003. Shareholders' equity increased $61.1 million (18.5%) to $392.1 million as of September 30, 2004 from $331.0 million as of September 30, 2003.


Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.


Since September 22, 2004, Axcan has had an amended credit facility with a banking syndicate consisting of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of Axcan and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of Axcan's net income for the preceding fiscal year. As of the date hereof, Axcan was in compliance with all covenants under the credit facility.


The interest rate under the credit facility varies, depending on Axcan's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As at September 30, 2004, there was no amount outstanding under this credit facility.


Cash Flows and Financial Resources


Cash flows from operating activities decreased $10.6 million (212.0%) from $5.0 million of cash provided by operating activities for the three-month period ended September 30, 2003 to $5.6 million of cash used by operating activities for the three-month period ended September 30, 2004. Cash flows used for financing activities for the three-month period ended September 30, 2004 were $0.4 million and cash flows used for investment activities for the same period were $6.3 million. For the year ended September 30, 2004 cash flows from operating activities decreased $28.1 million (54.6 %) from $51.5 million of cash provided by operating activities for the year ended September 30, 2003 to $23.4 million. This decrease is mainly due to the increase in accounts receivable and inventories during this fiscal year following the increase in sales and the acquisition of new products. Cash flows from financing activities for the year ended September 30, 2004 were $3.3 million. Cash flows used by investment activities for the year ended September 30, 2004 were $42.7 million mainly due to the net cash used for the acquisition of intangible assets for $149.6 million and property, plant and equipment for $13.4 million with the proceeds from the disposal of short term investments.


Axcan's research and development expenses totaled $19.9 million for fiscal 2004. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.


Risk Factors


Axcan is exposed to financial market risks, including changes in foreign currency exchange rates, interest rates, supply and manufacture, as well as volatility of share price risks. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.


Please consider carefully these risks as well as those appearing on page 1 of the Prospectus supplemented by this Prospectus Supplement.


Foreign Currency Risk
---------------------


Axcan operates internationally; however, a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk
------------------


The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.


Supply and Manufacture
----------------------


Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.


Volatility of Share Prices
--------------------------


The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.


Other Recent Developments


Axcan Inaugurates Expanded Mont Saint-Hilaire Head Office Premises


Axcan announced on September 16, 2004 having officially opened its newly expanded head office in Mont-Saint-Hilaire in the presence of Mr. Michel Audet, Quebec Minister of Economic and Regional Development and Research and some 200 leaders of Quebec's biopharmaceutical and financial communities as well as elected officials.


The facility, built at a cost of Cdn$15.0 million, houses senior administrative functions including finance, scientific affairs, business development and export operations as well as additional space for warehousing and shipping. Axcan, which began in Mont-Saint-Hilaire in 1982, now employs over 450 people worldwide. The building calls upon the innovative use of geothermal energy for both heating and cooling.


Axcan's new facility includes 66,000 square feet on three levels and will initially accommodate some 135 employees with room for expansion. Construction began one year ago.


Earnings Coverage


The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2003 and September 30, 2004 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month periods ended September 30, 2003 and September 30, 2004 is based on unaudited financial information.


The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.6 million of implicit interest, a non-cash expense.

                                              Canadian GAAP                         US GAAP
                                       -----------------------------       ---------------------------
                                        12 Months        12 Months          12 Months      12 Months
                                          Ended            Ended              Ended          Ended
                                        September        September          September      September
                                         30, 2003         30, 2004           30, 2003       30, 2004
                                       -------------    ------------       ------------    -----------
Pro forma interest
requirements(1)(2) ...........             10.2            10.6                5.9            6.0
Pro forma earnings before
interest expense and income
taxes (1)(3)..................             48.8            77.9               36.3           76.7
Earnings coverage.............              4.8             7.3                6.1           12.8
-----------------------------------
Notes

(1) In millions of US dollars.

(2) Pro forma interest requirements are detailed as follows:

Financial expenses as per
financial statements..........              6.6            11.1                4.3            6.9
Amortization of issue expense
included in interest..........             (0.7)           (0.9)              (0.7)          (0.9)
Interest on debentures........              2.3              -                 2.3             -
Implicit interest.............              1.9             0.4                 -              -
                                       -------------    ------------       ------------    -----------
Pro forma interest
requirements..................             10.2            10.6                5.9            6.0
                                       =============    ============       ============    ===========

(3) Pro forma earnings before interest expense and income taxes are detailed as follows:

Net earnings as per financial
statements....................             28.6            44.5               19.9           48.7
Income taxes..................             14.5            23.4               13.0           22.2
Financial expense.............              6.6            11.1                4.3            6.9
Amortization of issue
expense.......................             (0.9)           (1.1)              (0.9)          (1.1)
                                       -------------    ------------       ------------    -----------
Pro forma earnings before
interest expense and income
taxes........................              48.8            77.9               36.3           76.7
                                       =============    ============       ============    ===========



Under U.S. GAAP, our interest requirements amounted to $6.0 million on a pro forma basis for the 12 months ended September 30, 2004, and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended September 30, 2004 was 12.8 to one.


Under Canadian GAAP, our interest requirements amounted to $10.6 million on a pro forma basis for the 12 months ended September 30, 2004, and our earnings coverage ratio for the 12-month period ended September 20, 2004 was 7.3 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.6 million as required by Canadian GAAP.


Incorporation by Reference


The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the nine-month period ended June 30, 2004;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the nine-month period ended June 30, 2004;

(c) our unaudited comparative consolidated financial statements in Canadian GAAP for the six month period ended March 31, 2004;

(d) our unaudited comparative consolidated financial statements in U.S. GAAP for the six-month period ended March, 31, 2004;

(e) our unaudited comparative consolidated financial statements in Canadian GAAP for the three-month period ended December 31, 2003;

(f) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2003;

(g) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2003, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2003;

(h) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2003, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2003;

(i) management's discussion and analysis of operations results and financial position for the nine months ended June 30, 2004;

(j) management's discussion and analysis of operating results and financial position for the six-months ended March 31, 2004;

(k) management's discussion and analysis of operating results and financial position for the three-months ended December 31, 2003;

(l) management's discussion and analysis of operating results and financial position for the year ended September 30, 2003 contained in our annual report for the year ended September 30, 2003;

(m) our annual information form dated February 20, 2004 for the year ended September 30, 2003;

(n) the management proxy solicitation circular dated January 22, 2004 for the annual meeting of the shareholders held on February 19, 2004, with the exception of the headings "Statement of Corporate Governance-Composition of the Compensation Committee," "Statement of Corporate Governance-Compensation Committee Report," "Statement of Corporate Governance Performance Graph;" and "Corporate Governance";

(o) the material change reports and press releases dated October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the
        FDA); October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis); November 11, 2003 (we announced results for the fourth quarter and fiscal 2003); November 13, 2003 (we announced that our common shares have been added to the Nasdaq Biotechnology Index); January 8, 2004 (we announced a revision and increase in the diluted income per share); January 22, 2004 (we announced that the FDA has agreed that no Phase II studies are required for ITAX); February 5, 2004 (we announced operating results for the first quarter); May 6, 2004 (we announced operating results for the second quarter); August 5, 2004 (we announced operating results for the third quarter); November 10, 2004 (we announced operating results for the fourth quarter and fiscal year ended September 30, 2004); and December 15, 2004 (we announced positive cardiac safety results for ITAX).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.


Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement, the Sixth Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A

================================================================================================

                                                                              Amount of Notes
  Selling Securityholder                                                           Held
                                Registered Holder      Number of Notes Held       ($USD)
================================================================================================
Singlehedge US                 Morgan, Stanley, Dean,          225                225,000
Convertible Arbitrage Fund     Witter
------------------------------------------------------------------------------------------------

Great Plains Trust             Great Plains Trust              150                150,000
Company (Northern Trust)       Company (Northern Trust)
------------------------------------------------------------------------------------------------

TOTAL:                                                         375                375,000
================================================================================================

[GRAPHIC OMITTED]                                           AXCAN PHARMA INC.

                                                            597, boul. Laurier
                                                            Mont-Saint-Hilaire
                                                            (Quebec)
                                                            Canada  J3H 6C4

                                                            Tel.: (450) 467-5138
                                                            1 800 565-3255
                                                            Fax: (450) 464-9979



SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                          November 10, 2004
Press Release for immediate distribution

              AXCAN REPORTS FOURTH QUARTER AND FISCAL 2004 RESULTS REVENUE UP 36% TO $243.6 MILLION AND DILUTED EPS UP 34% TO $0.98

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the fourth quarter and fiscal year ended September 30, 2004 (all amounts stated in U.S. dollars). For the quarter and the fiscal year ended September 30, 2004, the Company reported revenue growth of 25% to $60.9 million and 36% to $243.6 million respectively compared to the same periods in fiscal 2003. Net income was $13.3 million, or $0.26 per share (fully diluted) and $48.7 million, or $0.98 per share (fully diluted) for the fourth quarter and fiscal year 2004 respectively. Fiscal 2004 net income represents a 46% increase over fiscal 2003 net income before takeover-bid expenses, acquired in-process research and related income taxes of $33.4 million (a non U.S. GAAP measure as defined in the attached Management's Discussion and Analysis of financial condition and results of operations), and fiscal 2004 earnings per share (fully diluted) are 34% over fiscal year 2003 earnings per share (fully diluted) excluding takeover-bid expenses, acquired in-process research and related income taxes.

"During fiscal 2004, Axcan showed consistency and commitment in executing its growth strategy, and this translated into strong financial performance," stated Leon F. Gosselin, President and Chief Executive Officer of Axcan. "We are very pleased to have met our corporate objectives for the year and believe we are now poised to seize the tremendous opportunities that await Axcan as it enters a new era of strong future growth."

HIGHLIGHTS OF THE QUARTER AND FISCAL 2004

Axcan's fourth quarter marks five full years of strong growth in revenue and earnings. The Company continues to successfully develop its core gastroenterology franchises by extending its product lines, maintaining market share for its key products and increasing global market penetration. The Company believes that it is currently well positioned for strong future growth with a solid core of gastrointestinal franchises and a deep pipeline, including potential blockbuster, ITAX (Itopride Hydrochloride).

PRODUCT SALES

In fiscal 2004, the revenue increase primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line also contributed to the increase.

Key sales figures for fiscal 2004 are as follows:

     o Worldwide sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) remained relatively stable at $57.6 million compared to $57.9 million in fiscal 2003. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales in fiscal 2003 and $13.5 million in fiscal 2004;

     o Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 4% to $56.1 million. DELURSAN, which was acquired in the second quarter of fiscal 2003, accounted for $6.9 million of these sales in fiscal 2003 and $ 10.8 million in fiscal 2004;

     o Sales of mesalamine (CANASA and SALOFALK) amounted to $50.3 million, a 92% increase from the prior year;

     o Sales of the AVAX product line amounted to $41.8 million. The AVAX product line includes CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. These products were acquired from Aventis in November 2003;

     o Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, remaining stable compared to the prior year;

     o Sales of other products in Europe, mainly LACTEOL and TAGAMET amounted to $23.7 million, a 14% decrease over the prior year. This decrease is mainly due to lower sales of TAGAMET following changes in the regulatory rules applicable to this product.


RECENT DEVELOPMENTS

PRODUCT LAUNCHES

URSO FORTE(TM)
In July 2004, Axcan received approval from the U.S. Food and Drug Administration ("FDA") for the use of a new, double-strength tablet formulation of URSO (ursodiol, URSO 500mg tablets). This new formulation simplifies the dosing regimen used in the treatment of Primary Biliary Cirrhosis. The product was launched recently across the United States under the brand name URSO Forte(TM).

PHOTOBARR - European Union Market Authorization
In March 2004, the European Commission granted Axcan market authorization for use in the European Union ("EU") of PHOTOBARR (porfimer sodium), its photodynamic therapy ("PDT") for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. PHOTOBARR was also granted orphan medical product status at the time of its submission, which guarantees Axcan exclusive marketing rights for PHOTOBARR in the European Union for a ten-year period from March 2004. This represented a significant milestone for Axcan, because this was its first European regulatory approval.


APPROVALS

1-GRAM MESALAMINE SUPPOSITORY
November 5, 2004, Axcan received approval from the U.S. Food and Drug Administration for the use of a new, 1-gram mesalamine suppository dosage form, to be administered once-per-day, for the treatment of ulcerative proctitis.

PENDING APPROVALS

SALOFALK 750 MG TABLETS
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004. Axcan expects approval in the first quarter of fiscal 2005 and expects to launch the product in Canada soon thereafter.

HELIZIDE
The Company is in the process of qualifying a manufacturer of biskalcitrate potassium (bismuth salt) a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission by the middle of calendar 2005. Assuming approval, the Company expects to launch the product in the second half of fiscal 2006.

RESEARCH AND DEVELOPMENT UPDATE

PHASE III STUDIES

ITAX
In May 2004, Axcan obtained the approval of the Therapeutic Products Directorate ("TPD") of Health Canada and Investigational New Drug ("IND") clearance from the Gastro-intestinal division of the FDA, required to initiate Phase III clinical trials to demonstrate the safety and efficacy of ITAX (Itopride Hydrochloride) in the treatment of functional dyspepsia (also known as non ulcer dyspepsia).

Enrollment for the two Phase III studies, which are being conducted in North America and Western Europe, is well underway and should be completed in the first half of calendar year 2005. More recently, a cardiac safety study was completed, and top-line data is expected to be released during the first quarter of fiscal 2005. Axcan expects to file an NDA during the first quarter of fiscal 2006

Axcan also plans to study ITAX as a treatment for diabetic gastroparesis. As previously announced, Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest selling product, and expects to launch this product in the U.S., Canada, Germany, U.K. and France in early fiscal 2007.

CANASA / SALOFALK rectal gel
Axcan completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results are expected to be available in the first quarter of fiscal 2005. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in the third quarter of fiscal 2006.

HEPENAX
L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. The Company plans conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies towards the end of fiscal 2006.

PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high mortality rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. It is anticipated that the proposed Phase III study will start in the first quarter of fiscal 2005.

PRE-CLINICAL, PHASE I AND PHASE II

NCX-1000
The FDA has accepted an Investigational New Drug Application ("IND") for NCX-1000, a patented, nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin during fiscal 2005. Completion of the entire clinical program is expected to occur in calendar year 2007.

Ursodiol Disulfate

Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies. Also, Axcan intends to pursue the development of an intravenous ursodiol disulfate to be used in the domain of liver transplant.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development in the first half of calendar year 2005.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work during the second quarter of fiscal 2005.

INTERIM FINANCIAL REPORT

This release includes, by reference, the fourth quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis (MD&A) including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, will be filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. EST, on November 10, 2004. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days. The telephone numbers to access the conference call are (800) 814-4941 (Canada and United States) or
(416) 850-1243 (international). A replay of the call will be available until November 17, 2004. The telephone number to access the replay of the call is
(416) 640-1917 code: 21100317.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties.Actual results could differ materially from those projected herein and depend on a number of factors, including, but not limited to, the successful and timely completion of clinical studies, the difficulty of predicting FDA and other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in our operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and under the Canadian Securities Commissions. The Company disclaims any obligation to update these forward-looking statements. The reader is cautioned not to rely on these forward-looking statement.

The names ITAX, Photobarr, Salofalk, Hepenax, Urso, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.


                                      -30-

INFORMATION:        David W. Mims

                    Executive Vice President and Chief Operating Officer

                    Axcan Pharma Inc.
                    Tel: (205) 991-8085 ext. 3223

Or                  Julie M. Thibodeau
                    Manager, Investor Relations
                    Axcan Pharma Inc.
                    Tel: (450) 467-2600 ext. 2062
                    www.axcan.com


                                       5